The Gabelli ABC Fund
Section 10f-3

Trade
Date	    11/21/97   11/25/97      12/16/97

Issue     Teligent  Catellus	    Fairchild
	    Inc.	  Development     Inds.

Shares	800	    50,000	     14,200

Price      $21.5	       $18		  $20

Amount    $17,200   $900,000	    $284,000

Spread
Amount	   1.4     0.855	      1

Spread
% of Issue  2.40%        6.13%	1.48%

% of Assets
in Fund  	 0.34%      1.92%	      6.74

Broker      Merill     Morgan	      Donaldson
	      Lynch	      Stanley     Lufkin
Issue Within
90 Days          2 	  2   	   2

Reason	   (1),(2)	          (1),(2)	(1),(2)



Reason Key

(1) Does not exceed 125% of the mean offering spread of 3 comparable issues underwritten
In the last 90 days.

(2) Does not exceed 110% of the underwriting spread of 3 comparable issues underwritten in the last 90 days.